Pricing Supplement No. 43 dated August 31, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$150,000,000	Floating Rate Notes:	☒	Fixed Rate Notes:	☐

Original Issue Date:	September 15, 2004	Closing Date: September 15, 2004		CUSIP Number:	78442F CX 4

Maturity Date:	September 15, 2008	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:

Floating Rate Index:

	☐	CD Rate	Index Maturity: Not Applicable.

	☐	Commercial Paper Rate

	☐	CMT Rate	Spread: 1.01%.

	☐	Federal Funds Rate

	☐	LIBOR Telerate	Interest Rate for the Initial Interest Period: TBD.

	☐	LIBOR Reuters

	☐	Prime Rate	Interest Rate Reset Period: Weekly.

	☐	91-Day Treasury Bill Rate

	☒	Other – Bond Market Association Municipal Swap Index.	Minimum Interest Rate: N/A. Calculation Agent: SLM Corporation.

Reset Date(s):	Thursday of each week during the term of the Notes, beginning September 23, 2004 (or such other date as may be established from time to time, as described in this pricing supplement), subject to adjustment in accordance with the following business day convention where for this purpose, a Business Day is defined as U.S. Government Securities Business Day.	Interest Payment Date(s):	The 15th of each month during the term of the Notes, beginning October 15, 2004, subject to adjustment in accordance with the following business day convention; provided that there will be no adjustment to the Maturity Date for accrual purposes. No interest will accrue on that payment for the period from and after the Maturity Date to the date we make the payment.

Banc of America Securities LLC

August 31, 2004

Interest Determination Date(s):	Wednesday of each week during the term of the Notes, beginning September 22, 2004. If a Wednesday falls on a day that is not a U.S. Government Securities Business Day, the Interest Determination Date will be the next succeeding U.S. Government Securities Business Day.	Interest Period(s):	From and including the previous Interest Payment Date (or the Closing Date, in the case of the initial Interest Period) to but excluding the current Interest Payment Date (or Maturity Date, in the case of the last Interest Period).

Rate Cut-Off Date(s):	Three Business Days. If a Reset Date would have occurred in the three Business Days immediately preceding an Interest Payment Date, the rate in effect on that Rate Cut-Off Date shall remain in effect for the period from and including that Rate Cut-Off Date to but excluding that Interest Payment Date.

Method of Averaging:
Weighted Average. Weighted Average for each Interest Period shall be calculated by multiplying each rate in effect for each day by the number of days such relevant rate is in effect, determining the sum of such products and dividing the sum by the number of days in the Interest Period.
Day Count Convention:	Actual/Actual.
Business Day Convention:	Other than for Interest Determination Dates and Reset Dates, New York Business Days.
Form:	Book-entry.
Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Banc of America Securities LLC is acting as the underwriter in connection with this issuance.
Issue Price:	100.00%.
Agent's Commission:	0.00%.
Net Proceeds:	$150,000,000.
Concession:	0.00%.
Reallowance:	0.00%.
CUSIP Number:	78442F CX 4.
ISIN Number:	US78442FCX42.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and may have received compensation for that transaction.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page 4 of this Pricing Supplement.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0088

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.    The amount of interest payable on the Notes offered by this Pricing Supplement on each Interest Payment Date will be equal to the weighted average for the Interest Period of the weekly index level, adjusted as of each Reset Date during the Interest Period, of the Bond Market Association Municipal Swap Index ("BMA Municipal Swap Index"), expressed as a percentage during each Interest Period, plus the Spread. The interest rate on each Reset Date will be the rate determined as of the applicable Interest Determination Dates pursuant to the following formula:

BMA Municipal Swap Index + Spread

        Where:

BMA Municipal
Swap Index =	Current Index Level of BMA Municipal Swap Index (as defined below), as produced by Municipal Market Data and reported weekly on the website (www.bondmarkets.com/municipal) of the Bond Market Association; and
Spread =	1.01%.

Bond Market Association Municipal Swap Index.    The BMA Municipal Swap Index for purposes of the Notes means that the rate determined on each Interest Determination Date for the related Reset Date will be the rate compiled weekly from the weekly interest rate resets of tax-exempt variable rate issues included in a database maintained by Municipal Market Data which meet specific criteria established from time to time by The Bond Market Association and issued on Wednesday of each week, or if any Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day. Reset Date is defined as weekly on every Thursday (or any other day specified by The Bond Market Association), or if that day is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day. U.S Government Securities Business Day means any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U. S. government securities.

For a history of the BMA Municipal Swap Index for the most recent five year period, please see
 www.bondmarkets.com/story.asp?id=324.

If such index is no longer published, the rate for that Reset Date will be determined as if the parties had specified S&P Weekly High Grade Index (formerly the J.J. Kenny Index) ("S&P Index-High Grade") as the applicable rate. S&P Index-High Grade means that the rate for a Reset Date will be the level maintained by Standard & Poor's Securities Evaluations Inc. for weekly interest rate resets as published on the day which is one U.S. Government Securities Business Day immediately preceding the Reset Date. If the S&P Weekly High Grade Index is no longer available, the rate for that Reset Date will be the prevailing rate determined by the Calculation Agent for tax-exempt state and local government bonds meeting the then-current The Bond Market Association criteria.

Rounding.    All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or ..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0088

RISK FACTORS

        The Notes are subject to special considerations. An investment in notes indexed to the BMA Municipal Swap Index entails risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE IS BASED UPON INDICES OPERATING AND CALCULATED BY THIRD PARTIES. THESE INDICES, THE WAY THEY ARE CALCULATED, THE CRITERIA FOR ELIGIBILITY IN THE INDEX OR WHEN THEY ARE PUBLISHED MAY CHANGE IN THE FUTURE. THEY ALSO MAY STOP BEING PUBLISHED. THESE FACTORS MAY MAKE THE INTEREST ON YOUR NOTES MORE VOLATILE THAN ON OTHER FLOATING RATE DEBT SECURITIES.	There can be no assurance that either the Bond Market Association or Standard & Poor's will not change the method by which it calculates their respective index, the criteria for eligibility in that index or the timing with which it publishes that index. Also if both indices are not available, a substitute index as determined in the sole discretion of the Calculation Agent will be employed to calculate the interest payable on the Notes as described above. If any of these changes occur, the interest rate on your Notes may be increased or decreased, possibly significantly. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly increased or decreased.

MTN 0088